                               NORSTRA ENERGY INC.

                                 414 Manor Road
                               Laredo, Texas 78041

                                  June 28, 2012

H. Roger Schwall
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     RE: Norstra Energy Inc.
         Registration Statement on Form S-1
         Filed June 5, 2012
         File No. 333-181042

Dear Mr. Schwall

     Thank  you for your  June 22,  2012  comment  correspondence  to the  above referenced  Registration  Statement  on Form S-1 for Norstra  Energy  Inc.  (the
"Company").  The following is in response to your June 22, 2012  correspondence.
Underlined verbiage below constitutes your comments and our client's response is in regular type. We have  simultaneously  filed Amendment No. 2 to the Company's
Registration Statement.

General

     1.   Please  supplementally  provide us with any written materials that you or anyone  authorized to do so on your behalf  provides in reliance on
          Section 5(d) of the  Securities  Act to potential  investors  that are qualified institutional buyers or institutional  accredited investors.
          Similarly,  please supplementally provide us with any research reports about you that are published or  distributed  in reliance upon Section
          2(a)(3) of the  Securities  Act of 1933 added by Section 105(a) of the
          Jumpstart  Our  Business  Startups Act by any broker or dealer that is participating or will participate in your offering.

          No  written   materials  to  be  provided  other  than  the  finalized
          prospectus. Company does not anticipate contacting qib or accredited.

          Exhibits

     2.   We note your response to prior comment 3, and your  statement that the oil and gas lease  assignment  has already been filed as Exhibit 10.1.
          However,  in  prior  comment  3 we asked  you to file the  lease as an exhibit to your registration  statement. In that regard, there appears to be a lease  agreement  that is separate  from the lease  assignment agreement  that has been filed as Exhibit 10.1.  For example,  we note that the three-year lease term that you describe in your prospectus is not set forth in the lease assignment agreement. We also note that the lease  assignment  agreement  provides  that the interest  assigned is subject to the terms and  conditions  of the oil and gas lease,  which also suggests that there is a separate  lease  agreement.  Please file such lease agreement as an exhibit to your filing.

          We have filed the underlying lease as an exhibit.

                                   Sincerely,

                                   Norstra Energy Inc.

                                   /s/ Dallas Kerkenezov
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